
November 18, 2019

Garo H. Armen, Ph.D.
Chief Executive Officer
Agenus Inc.
3 Forbes Road
Lexington, Massachusetts 02421

      **Re: Agenus Inc.**
          **Form 10-K for Fiscal Year Ended December 31, 2018**
          **Filed March 18, 2019**
          **File No. 000-29089**

Dear Dr. Armen:

     We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                      Sincerely,

                                      Division of Corporation Finance
                                      Office of Life Sciences

cc:    Zachary R. Blume - Ropes & Gray LLP